

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2017

Via E-mail
Mr. Todd E. Vogensen
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re: Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 8, 2016**
> **Form 8-K filed November 22, 2016**
> **File No. 001-16435**

Dear Mr. Vogensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 30, 2016

Contractual Obligations, page 24

1.   Please include disclosure of your payment obligations associated with outstanding amounts due under your credit facility in your contractual obligations table to comply with Item 303(a)(5) of Regulation S-K.

Form 8-K filed November 22, 2016

Exhibit 99.1

GAAP to Non-GAAP Reconciliation of Net Income (Loss) and Diluted EPS, page 9

2.   You state that your non-GAAP results "may provide a more meaningful measure on which to compare the Company's results of operations between periods." Please revise your disclosure to avoid attaching undue prominence to your non-GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any questions.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining